UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 25, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0623 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. RECEIVES NASDAQ GLOBAL MARKET NOTIFICATION

MIGDAL HAEMEK, Israel – August [22], 2008 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT) today announced that on August 20, 2008, the Company received a Nasdaq Staff Deficiency Letter (the “Letter”) indicating that, for the last 30 consecutive business days, the bid price of the Company’s ordinary shares has closed below the minimum $1.00 per share required for continued listing on The Nasdaq Global Market set forth in Nasdaq Marketplace Rule 4450(a)(5). The Letter has no immediate effect on the listing of the Company’s shares.

In accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until February 17, 2009, to regain compliance with the minimum bid price deficiency. Compliance is achieved if, at anytime prior to February 17, 2009, the bid price of the Company’s ordinary shares closes at $1.00 per share or more for at least 10 consecutive business days. If the Company does not regain compliance with Nasdaq Marketplace Rule 4450(a)(5) by February 17, 2009, Nasdaq’s staff will notify the Company in writing that its shares will be delisted.

In the event the Company receives notice that its ordinary shares are being delisted from the Nasdaq Global Markets, Nasdaq Rules permit the Company to appeal any delisting determination by the Nasdaq staff to a Listing Qualifications Panel. Alternatively, Nasdaq may permit the Company to transfer its ordinary shares to The Nasdaq Capital Market if it satisfies the requirements for initial inclusion set forth in the Marketplace Rule 4310(c), other than the minimum bid price requirement of Marketplace Rule 4310(c)(4). If its application is approved, the Company will be afforded an additional 180 calendar days to comply with the minimum bid price rule in order to regain compliance while on The Nasdaq Capital Market.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
ronitd@camtek.co.il	info@gkir.com